Concordia International Corp. Announces Amendments to its CBCA Plan of Arrangement in Connection with its Recapitalization Transaction
Oakville, Ontario, June 18, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR) announced today that, in connection with the previously announced proposed recapitalization transaction (the “Recapitalization Transaction”) described in the Company’s management information circular dated May 15, 2018 (the “Circular”) and to be implemented pursuant to a plan of arrangement (the “CBCA Plan”) under the Canada Business Corporations Act (the “CBCA”), the Company has, with the support of the applicable parties to the support agreement entered into in connection with the Recapitalization Transaction, finalized the amendments to the articles of Concordia (the “Articles Amendments”) to become effective pursuant to the CBCA Plan on the implementation of the Recapitalization Transaction, and made certain limited amendments to its CBCA Plan to be voted on by debtholders and shareholders at the meetings scheduled to be held on June 19, 2018 (the “Meetings”).
The Articles Amendments reflect certain aspects of the governance and other arrangements relating to Concordia as further described in the Governance Term Sheet attached as Appendix Q to the Circular.
The substantially final version of the Articles Amendments will be posted for review on the Company’s website at www.concordiarx.com and on Kingsdale Advisors’ website at http://www.kingsdaleadvisors.com/concordiadocuments.html. The final version of the Articles Amendments will be posted under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Concordia will issue a press release once the final Articles Amendments have been posted for viewing.
The amendments to the CBCA Plan include amendments to attach the Articles Amendments as a schedule to the CBCA Plan, to amend certain steps contained in the CBCA Plan to provide that consideration payable under the CBCA Plan to holders of the Company’s affected unsecured debt shall be applied first in respect of the principal amount of such unsecured debt obligations, and second in respect of the accrued but unpaid interest on such unsecured debt obligations, to remove the Subordinated Promissory Note (as defined in the CBCA Plan) from the unsecured debt affected by the CBCA Plan, to provide for the adoption and approval of new general by-laws for Concordia and to provide for the appointment of new directors of Concordia on the implementation of the Recapitalization Transaction.
The amended version of the CBCA Plan will be posted for review on the Company’s website and Kingsdale Advisors’ website at the addresses set forth above.

Concordia intends to also make available for review substantially final versions of (i) the investor rights agreement to be entered into on implementation of the Recapitalization Transaction by Concordia and the parties participating in its private placement as further described in the Circular, (ii) the indenture pursuant to which the new senior secured notes will be issued by Concordia pursuant to the Recapitalization Transaction and (iii) the senior secured term loan agreement pursuant to which the new senior secured term loans will be issued by Concordia pursuant to the Recapitalization Transaction.
Concordia will issue a press release once these documents have been posted for viewing.
Reminder of Meeting Date, Sanction Hearing Date and Election Deadline
As previously disclosed, the Company will be holding meetings of its debtholders and shareholders at the offices of Goodmans LLP at 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7 on June 19, 2018, as further described in the Circular.
The hearing to seek Court approval of the CBCA Plan is currently scheduled for June 26, 2018, or such other date as may be set by the Court. As part of seeking Court approval of the Recapitalization Transaction, the Company will seek a permanent waiver of any and all: (a) defaults resulting from the commencement of its CBCA proceedings, and (b) third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction, as well as the release of all equity claims against Concordia other than the Company’s existing equity class action claims (the recovery in respect of such existing equity class action claims being limited to recovery as against the Company’s applicable insurance policies).
Holders of the Company’s secured term loans that are entitled to elect the type and/or currency of new senior secured debt they will receive pursuant to the CBCA Plan (as described in the Circular) are reminded that the deadline for making such elections is 5:00 p.m. Toronto time on June 28, 2018. Further information on these elections is contained in the Circular.
Any questions or requests for further information regarding the process for voting at the Meetings and/or making the applicable elections under the CBCA Plan, or any related maters, should be directed to Kingsdale Advisors by calling toll free at 1‐866‐581‐0506 or 416‐867‐2272, by email at corpaction@kingsdaleadvisors.com, or on Kingsdale Advisors' website at http://www.kingsdaleadvisors.com/concordiadocuments.html.
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward‐looking statements and information:
This press release includes forward‐looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward‐looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements relating to certain documentation to be entered into by Concordia, or that will become effective, upon the implementation of its Recapitalization Transaction, the disclosure of certain documents expected to be entered into by Concordia in connection with the Recapitalization Transaction, deadlines for debtholders and shareholders to submit proxies or voting instructions, the expectation that the Company and its subsidiary Concordia Healthcare (Canada) Limited will attend a hearing before the Court on June 26, 2018, the deadline for elections with respect to new senior secured debt and Concordia becoming a leader in European specialty, off-patent medicines. Often, but not always, forward‐looking statements and forward‐looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with certain documentation not being entered into, or not becoming effective, upon the implementation of the Recapitalization Transaction, the delisting and cessation in trading of the Company’s common shares on Nasdaq, the inability to negotiate with Concordia’s lenders, risks associated with a proposed recapitalization transaction including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner, the CBCA process not providing the protection sought by Concordia, third parties not complying with the CBCA order and taking steps against Concordia and its subsidiaries, the recapitalization transaction not being the best financial path forward for the Company, alternatives to the recapitalization transaction that may be available to the Company which are better suited for the Company, the inability of the recapitalization transaction to position the Company to deliver on its strategic plans, the inability to address deferred payments as part of any recapitalization transaction, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrolment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For further information, please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com